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                             December 23, 2022

       Zihao Zhao
       Sole Director
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed December 15,
2022
                                                            File No. 333-268819

       Dear Zihao Zhao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed December 15, 2022

       Other Agreements, page 38

   1. We note your disclosure that the sponsor or its affiliates may purchase MCAE securities in open market or
private transactions outside of the redemption process. Please explain how such potential
purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
Consider the guidance provided by Tender Offer Rules and Schedules
                                                        Compliance and
Disclosure Interpretation Question 166.01 in your response.
       Risks Factors
       Risks Related to MCAE and the Business Combination, page 105

   2. Please expand your disclosure here and in the Summary to describe the risks related to the
                                                        NTA proposal, e.g.,
that you are not required to maintain minimum net tangible assets in
 Zihao Zhao
ETAO International Co., Ltd.
December 23, 2022
Page 2
       order to complete a business combination.
Certain Material U.S. Federal Income Tax Considerations of the Redomestication Merger to U.S.
Holders, page 169

3. Please revise the subheading "Certain Material U.S. Federal Income Tax Considerations
       of the Redomestication Merger to U.S. Holders" and all references thereto to remove the word "certain." Refer to Section III.C.1 of Staff Legal Bulletin No. 19.
4. We note your inclusion of a "should" opinion within your prospectus. Please revise to describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.
Signatures, page II-7

5. Your current signature block states that Zihao Zhao is your Sole Director, Principal
       Executive Officer, Principal Financial Officer and Principal Accounting Officer, or
       advise. Please reconcile with your disclosure beginning on page 261, or advise. Ensure that your registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                               Sincerely,

FirstName LastNameZihao Zhao                                   Division of
Corporation Finance
                                                               Office of
Industrial Applications and
Comapany NameETAO International Co., Ltd.
                                                               Services
December 23, 2022 Page 2
cc:       Mitchell Nussbaum, Esq.
FirstName LastName